

November 4, 2011

Via E-mail
Michael Hawks
President, Secretary, Director
nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

> **Re:** **nycaMedia, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2011**
> **File No. 333-176720**

Dear Mr. Hawks:

     We have reviewed your responses to the comments in our letter dated October 4, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

Registration Statement Cover Page

1. We note your response to our prior comment one. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a).

Prospectus Cover Page

2. We note your response to our prior comment two and reissue in part. Please revise the first paragraph to delete the last sentence and the associated bullet points, as it is not responsive to Item 501 of Regulation S-K. Instead revise the first paragraph of the Plan of Distribution section on page 13 to clarify any reasons why subscriptions may be rejected by the company. To the extent the reasons discussed in the deleted bullet points are retained, please explain to us how your management will make these determinations. In this regard, we note that the form of subscription agreement does not address these points.

Prospectus Summary, page 4

Our Business, page 4

3. We note your response to our prior comment seven and reissue in part. Please revise to discuss in greater detail the steps you have taken to date to become an operating company. We also note your disclosure in the fourth paragraph that you hope to grow

beyond your current operations and provide more creative design, advertising and installation services. Please revise to briefly discuss the time frame for implementing these future plans, the steps involved, and any obstacles involved before you can commence the planned operations. In this discussion, please also address your estimated use of proceeds.

4. Please include disclosure in the summary to indicate that you use contractors to provide print services to your customers, as you have disclosed in your Description of Business section.

5. Please revise the fourth paragraph to add balancing language that there is no guarantee that you will be able to establish a relationship with an installation partner in order to expand your operations nationally.

6. We note your disclosure in the fifth paragraph that you need a minimum of $50,000 to operate for the next six months. After subtracting offering expenses of $15,000, only $35,000 remains which does not appear to cover six months of your expenses using your anticipated post-offering burn rate of $10,000 per month. We note similar discrepancies with your 12 month calculations. Please revise and reconcile each set of calculations accordingly. Please also revise the Liquidity and Capital Resources section on page 23 accordingly.

Risk Factors, page 6

We may not be able to further implement our business strategy, page 6

7. We note your disclosure in the first and second sentences that you need minimum proceeds of $50,000 from this offering and that such amount will be sufficient to pay for the expenses of this offering and to conduct your proposed business activities. Please revise to clarify that such amount will only fund your proposed business activities for the next six months. Please also revise to disclose the amount necessary to fund your proposed business activities for the next 12 months. Please also revise the first risk factor on page 7 accordingly.

Use of Proceeds, page 11

8. We note your disclosure in the second risk factor on page 8 that you anticipate public company reporting costs of $25,000 per year. We also note your disclosure that the amounts allocated to "working capital" will be used to pay general administrative expenses, legal expenses and accounting expenses for the next 12 months. Please revise to separately detail public company reporting costs and revise the last paragraph accordingly.

Michael Hawks
nycaMedia, Inc.
November 4, 2011
Page 3

9. Please confirm that your anticipated post-offering burn rate of $10,000 per month factors in your anticipated public company reporting costs of $25,000 per year.

Description of Business, page 17

Our Business, page 17

10. We note your response to our prior comment 21 and reissue. Please revise here and in the Our Business section on page 4 to provide a clear picture of your business and current operations at the time of effectiveness so that investors may evaluate your business plan. In this regard, we note your current operations appear to be focused on providing various advertising services to include printing, design and installation services. We also note that you provide a number of other services within each major service category of printing, design and installation. Please revise to describe in greater detail each principle service and your current operations within each service. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

11. We note that a majority of your services appear to be supplied by third-party contractors. In your discussion of each principle service, please revise to discuss, if true, your dependence on third-party contractors to include identifying any principal contractor. Please also revise to discuss the terms and conditions of a typical contractor arrangement to include typical rates, fees, and costs. Please include enough detail so that investors can get a better understanding of how you generate revenue given that a majority of your services appear to be provided by third-party contractors. To the extent practicable, please include an estimate of the percentage of services provided by third-party contractors. To the extent your operations are dependent on third-party contractors, please revise to include a risk factor to discuss such dependence. Please also advise whether third-party contractor availability and performance are also material risks based upon your business and current operations.

12. In this regard, please also revise to clarify services provided on your premises or by your officers, if any. Please clarify what your company does versus what is contracted out.

13. We note your response to our prior comment 23 and reissue. Please revise the fifth through ninth paragraphs to include a more detailed plan of operations for the next 12 months. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations.

Michael Hawks
nycaMedia, Inc.
November 4, 2011
Page 4

14. We note your response to our prior comment 24 and reissue. In this section, please also provide more detail about how the proceeds of this offering will be used in regards to your future plans if you raise 10%, 25%, 50%, 75%, or 100% of the offering. In this regard, please discuss the material differences with respect to the use of proceeds under each funding scenario. We note that the main differences between each funding scenario appear to be the amounts allocated to the hiring of employees and contractors and to working capital.

Management's Discussion and Analysis of Financial Condition, page 19

Liquidity and Capital Resources, page 23

15. We note your response to our prior comment 30 and reissue in part. We note your disclosure in this section that you need a minimum of $50,000 and $125,000 to pay for the expenses of this offering and to conduct your proposed business activities for the next six and 12 months, respectively. We note that the above amounts do not appear to factor in existing near term or long term liabilities. For example, we note that you have two outstanding promissory notes in an aggregate amount of $17,500 issued to Mr. Hawks which are both payable on demand. Please confirm that disclosed near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements include all financing requirements which are necessary to continue operations and to implement your plan of operations.

16. Please revise to discuss in greater detail the "on demand" nature of the two outstanding promissory notes, how you anticipate repaying such notes, the anticipated timing of any repayment, and the impact on the company if funding cannot be obtained. In this regard, we note your disclosure in the Use of Proceeds section on page 11 that no offering proceeds will be used to repay Mr. Hawks for previously incurred expenses. Please revise this section and the Use of Proceeds section on page 11 to clarify whether any offering proceeds will be used to repay these two outstanding promissory notes. If any offering proceeds will be used in such manner, please update the use of proceeds tables on page 11 accordingly.

Executive Compensation, page 27

Summary Compensation Table, page 27

17. Please revise to clarify that any amounts listed in the "Stock Awards" column of the "Summary Compensation" table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

18. Please revise to include a footnote disclosing all assumptions made in the valuation of any stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 37

19. Refer to our previous comment 37. Your opinion does not reference all financial statements presented as "audited" in your document. Specifically, the opinion paragraph references the balance sheets for December 31, 2010 and 2009, but only references the period from inception (May 1, 2009) through December 31, 2010 with regard to the results of operations and cash flows. If audited, the opinion should also separately reference the results of operations and cash flows for the year ended December 31, 2010 and for the year ended December 31, 2009. Please revise or advise, as appropriate.

You may contact Amy Geddes at (202) 551-3305 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor